DLA Piper Rudnick Gray Cary US LLP
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June 29, 2005

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 04-08
Washington, D.C. 20549
Attn: Christian Windsor, Special Counsel

Re:	PICO Holdings, Inc.
Registration Statement on Form S-3
Filed May 27, 2005
File No. 333-125362

Dear Mr. Windsor:

We are writing to you on behalf of our client, PICO Holdings, Inc., a California corporation (the “Company”), in response to your letter dated June 24, 2005, setting forth comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-3. The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

1.	Identify whether any of the selling shareholders are broker dealers or the affiliates of broker dealers. If any of the selling shareholders are broker dealers, revise the disclosure to clarify that those selling shareholders are underwriters. For any selling shareholder who is an affiliate of a broker dealer must make the following representations:

•	purchased the securities to be resold in the ordinary course of business, and If they are not able to make these representations, they must also be identified as underwriters.

In response to the Staff’s comment, we have revised the disclosure under the Selling Shareholder table to include the requested representations as appropriate. Please see page 11.

Serving clients globally

June 29, 2005
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2.	For each appropriate selling shareholder, please identify the natural person(s) who has investment and voting power for the entity.

In response to the Staff’s comment, we have revised the disclosure by adding footnotes to the Selling Shareholder table that include the requested information as appropriate. Please see page 12.

3.	Please advise us whether a Registration Rights Agreement was executed in connection with the Private Placement that took place in May 2005. If so, please tell us how it was disclosed to the Commission or why it was not. In addition, please tell us if hiring a placement agent was included in this agreement.

The Company entered into Securities Purchase Agreements with each of the Selling Shareholders, a form of which was filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on May 10, 2005; the Current Report on Form 8-K is incorporated by reference into the Registration Statement. Article VI of the Securities Purchase Agreements sets forth each Selling Shareholder’s registration rights in this transaction. The Securities Purchase Agreements did not address the hiring of a placement agent.

4.	Please provide your legal analysis as to why you believe Merriman Curhan Ford & Co. is not an underwriter under Section 2(11) of the Securities Act of 1933.

Merriman Curhan Ford & Co., (“Merriman Curhan”) participated in this offering as both a principal and the placement agent. As for Merriman Curhan’s activities as principal, Section 2(a)(11) of the Securities Act of 1933 defines an “underwriter” to be “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security . . ..” Merriman Curhan has provided written confirmation to the Company that it (a) has purchased the shares pursuant to this transaction for its own account as an investment and with no intent to distribute such shares, and (b) has not entered into any agreement with any person to, directly or indirectly, resell the shares that it purchased for its own account. Therefore, as a principal in this transaction Merriman Curhan is not an underwriter under Section 2(a)(11) of the Securities Act of 1933.

In regard to Merriman Curhan’s activities as the placement agent in this transaction, as stated above, Merriman Curhan has represented to the Company that it did not purchase shares with the intent to distribute and did not enter into any agreement to resell shares of the Company’s common stock. The Company was in direct privity of contract with each selling shareholder. However, the Company appreciates the Staff’s concern that Merriman Curhan may have acted as a statutory underwriter under the Securities Act of 1933, as amended, due to Merriman Curhan’s activities as the placement agent in this transaction. Accordingly, we have revised the relevant disclosure to state that Merriman Curhan may be characterized as a statutory underwriter. Please see footnote 8 on page 12.

June 29, 2005
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If you should have any questions regarding the above, please do not hesitate to contact me at (858) 677-1430.

Sincerely,

DLA Piper Rudnick Gray Cary US LLP

/s/ Marty B. Lorenzo
Marty B. Lorenzo
Attorney
marty.lorenzo@dlapiper.com

cc: Maxim C. W. Webb, Chief Financial Officer